For Immediate Release

Press Contacts:      Charles T. Jensen             David A. Kaminer
                     NeoMedia Technologies, Inc.   The Kaminer Group
                     +(239) 337-3434               +(914) 684-1934
                     cjensen@neom.com              dkaminer@kamgrp.com

 NeoMedia Micro Paint Extends National Reach Through Agreement with Restex, Inc.

FT. MYERS, FL, March 31, 2005 -- NeoMedia Technologies, Inc. (OTC BB: NEOM), announced today that its NeoMedia Micro Paint business unit has signed a national marketing and sales agreement with Restex, Inc., of Dallas, a provider of products to automobile dealerships.

     Charles T. Jensen, president and CEO of NeoMedia, said the agreement "should give NeoMedia Micro Paint products extended reach through Restex, which has representatives calling on automobile dealerships in 30 states.

     "Restex agents are now showcasing NeoMedia's repair system to dealers, offering them the opportunity to enhance the services of their dealerships with our offering," he said.

     Continuing to evolve after more than a decade of research, development, manufacture and use, NeoMedia's system can repair chips, scratches, spots, blemishes and oxidized paint. It also handles problems with exotic pearlized paints, metallics and tri-coats. NeoMedia's system and process employ proprietary technology and safe materials, and is free from harmful isocyanates.

     "Today Restex has a network of independent agents who service the automotive industry exclusively, calling on more than 6,000 customers monthly, including GM(R), Ford(R), Toyota(R) and Nissan(R) dealers," said Gary Reston, the founder of Restex.

     Mr. Reston called the NeoMedia Micro Paint Systems "a unique product - I believe the right product at the right time -- for the automotive industry. With sales of new automobiles currently down in the U.S., dealers are looking for strong products to help grow profits, and I believe that NeoMedia has a truly exciting product."

About NeoMedia Micro Paint Repair, Inc.

NeoMedia Micro Paint Repair, Inc., is a business unit of NeoMedia Technologies, Inc. Formerly known as CSI International Inc. (www.csi-intl.com), the company specializes in products and services for the worldwide micro paint repair industry, including a system and processes utilizing proprietary technology.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including PaperClick(R) (www.PaperClick.com), PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM), which link products, print, and physical objects directly to targeted online data,. NeoMedia also offers expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones and PaperClick Mobile Go-Window are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.

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